UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SINO-BIOTICS, INC.

(Exact Name of Registrant as Specified in Its Corporate Charter)

Delaware	000-32161	20-3828148
(State or Other Jurisdiction ofIncorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1419 Worldwide Industrial Centre
43-47 Shan Mei Street
Fotan, New Territories
Hong Kong

(Address of Principal Executive Offices)

00852-35860226

(Issuer’s Telephone Number)

SINO-BIOTICS, INC.

1419 Worldwide Industrial Centre, 43-47 Shan Mei Street, Fotan, New Territories, Hong Kong

Attention: Zhao Guosong, President & Chief Executive Officer

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about July 16, 2008, to all known holders of record on July 16, 2008, of shares of common stock, par value $0.001 per share (the “Common Stock”), of Sino-Biotics, Inc., a Delaware corporation (“Sino” or the “Company”), in connection with an anticipated change in a majority of the members of the Company's Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Sec- tion 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 of the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

On July 16, 2008 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Exchange”) with CH International Holdings Limited, a British Virgin Islands company (“CH International”) and KEG International Limited, a British Virgin Islands company and a stockholder of Sino (the “Stockholder”). On the Closing Date, the Company acquired all of the issued and outstanding capital stock of CH International from the Stockholder in exchange for the issuance by Sino to the Stockholder of Ninety-Three Million (93,000,000) newly-issued shares of Common Stock. The Exchange was intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Exchange resulted in a change in control of the Company. As a result, Mr. David Lennox, a current Director of the Company, will resign effective upon the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE EXCHANGE

General

Under the terms of the Exchange: (i) the Company acquired all of the issued and outstanding capital stock of CH International from the Stockholder in exchange for the issuance by the Company to the Stockholder of Ninety-Three Million (93,000,000) newly-issued shares of Common Stock; and (ii) the Exchange qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”).

Agreement of Director to Resign

In connection with entering into the Exchange, Mr. David Lennox will resign as a Director of the Company. The resignation of Mr. Lennox in his individual capacity as a Director of the Company is effective upon the 10th day following the mailing of this Information Statement.

Upon the 10th day following the mailing of this Information Statement, Gan Caiying, Yun Hon Man, Han Lijun, Ge Minhai, He Wei and Lu Guangming will become Directors of the Company. Zhao Guosong was added as a Director of the Company effective as of the Closing Date.

DESCRIPTION OF BUSINESS

Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the SEC on July 16, 2008, and is available electronically on EDGAR at http://www.sec.gov (the “Report”).

DESCRIPTION OF SECURITIES

As of the date of this Information Statement, the Company’s authorized capital stock consists of Five Hundred Million (500,000,000) shares of Common Stock, par value $0.001 per share, of which there are One Hundred Twenty Million (120,000,000) issued and outstanding shares of Common Stock and Five Million (5,000,000) shares preferred stock, par value $0.01 per share, none of which are issued or outstanding. The following statements set forth the material terms of our Common Stock; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, Sino’s Certificate of Incorporation (as amended) and Bylaws, copies of which are referenced as Exhibits to the Report.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore. In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock.

Holders of Common Stock have no preemptive rights to purchase shares of our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to shares of our Common Stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions.

The payment of dividends, if any, will be within the discretion of the Board. Prior to the closing of the Exchange, the Company effectuated a 6-1 forward stock split for the issued and outstanding shares of the Common Stock. The record date for this stock dividend was March 19, 2008 and the effective date was March 31, 2008. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board does not anticipate declaring any cash dividends for the foreseeable future. We have not paid any cash dividends on our Common Stock.

Transfer Agent

Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209 currently acts as our transfer agent and registrar.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth each person known by us to be the beneficial owner of five (5%) percent or more of our Common Stock, all Directors individually and all Directors and officers as a group as of the date of this Information Statement, after giving effect to the Exchange and the change in control which shall become effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

In addition to the below, Mr. David Lennox, the former President, Treasurer, Secretary, Chief Executive Officer, Chief Operations Officer of Sino and the sole Director of Sino prior to the Exchange, owned 600 shares (after giving effect to the 1 for 1000 reverse stock split on December 13, 2007) of Common Stock, which constituted 0.002% of the issued and outstanding Common Stock immediately prior to the Exchange. Pursuant to the Exchange Agreement, Mr. Lennox’s resignation from his positions as an officer of Sino became effective as of the closing date of the Exchange and his resignation from his position as a Director of Sino will become effective following the expiration of the ten (10) day time period following the mailing of this Information Statement.

Name and Address of Beneficial Owner(1)	Amount of Direct Ownership After Exchange	Amount of Indirect Ownership After Exchange		Total Beneficial Ownership After Exchange		Percentage of Class(2)
Zhao Guosong, Chairman of the Board, President and Chief Executive Officer	0	78,134,880	(3)	78,134,880	(3)	65.11%
Huang Hsiao-I, Chief Financial Officer	0	2,046,000	(4)	2,046,000	(4)	1.71%
Gan Caiying, Director (Vice Chairman)	0	78,134,880	(5)	78,134,880	(5)	65.11%
Han Lijun, Director	0	0		0		0%
Ge Minhai, Director	0	0		0		0%
He Wei, Director	0	0		0		0%
Yun Hon Man, Director	0	0		0		0%
Lu Guangming, Director	0	0		0		0%
ALL DIRECTORS AND OFFICERS AS A GROUP (8 PERSONS):	0	75,516,000		75,516,000		62.93%
KEG International Limited Room 42, 4F New Henry House 10 Ice House Street Central, Hong Kong	93,000,000	0		93,000,000		77.50%
Venture Fund I, Inc. 501 St. Johnstone Avenue Suite 501 Bartlesville, Oklahoma 74003	23,909,382	0		23,909,382		19.92%

*	less than one percent (1%)
(1)	Unless otherwise noted, each beneficial owner has the same address as Sino.
(2)	Applicable percentage of ownership is based on 120,000,000 shares of our Common Stock outstanding as of the date of this Report, together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of the date of this Report for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations — percentage computation is for form purposes only.
(3)	Zhao Guosong may be considered to beneficially own 66,960,000 shares by virtue of his 72% ownership in KEG International Limited and 11,174,880 shares by virtue of his spouse’s (Gan Caiying’s) 12% ownership in KEG International Limited, which owns 93,000,000 shares of Sino’s Common Stock.
(4)	Huang Hsiao-I may be considered to beneficially own 2,046,000 shares by virtue of his 2.2% ownership in KEG International Limited, which owns 93,000,000 shares of Sino’s Common Stock.
(5)	Gan Caiying may be considered to beneficially own 11,174,880 shares by virtue of her 12% ownership in KEG International Limited and 66,960,000 shares by virtue of her spouse’s (Zhao Guosong’s) 72% ownership in KEG International Limited, which owns 93,000,000 shares of Sino’s Common Stock.

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five (5) years, none of the above identified persons has:

(1)	Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
(2)	Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3)	Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
(4)	Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of ten percent (10%) or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Exchange, Gan Caiying, Yun Hon Man, Han Lijun, Ge Minhai, He Wei and Lu Guangming will become directors of the Company, and each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. The Stockholder, who will be a ten percent (10%) holder of Common Stock following the Exchange, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Exchange Agreement (Change of Control)

On the Closing Date pursuant to the terms of the Exchange Agreement, Sino acquired all of the issued and outstanding capital stock of CH International from the Stockholder in exchange for Ninety-Three Million (93,000,000) newly-issued shares of Common Sock. As a result of the Exchange, the Stockholder controls seventy-seven and one half percent (77.5%) of the voting stock of Sino.

Upon the execution of the Exchange Agreement, Zhao Guosong was appointed to the Board and not earlier than ten (10) days following the mailing of this Information Statement to the stockholders of Sino, Mr. David Lennox’s resignation as a Director will become effective and Gan Caiying, Yun Hon Man, Han Lijun, Ge Minhai, He Wei and Lu Guangming shall be appointed to the Board.

Transactions with Officers and Directors

On July 16, 2004, CH International acquired a twenty-five percent (25%) equity interest in each of Zhejiang CH Lighting Company Limited, a limited company organized under the laws of the People’s Republic of China (the “PRC”) and now a wholly-owned subsidiary of CH International (“CH Lighting”) and Zhejiang CH Lighting Technology Company Limited, a company organized under the laws of the PRC and now a wholly-owned subsidiary of CH International (“CH Technology”) from nominees of Zhao Guosong, the sole stockholder of CH International, for consideration of US$500,000 and US$75,000, respectively.

On November 5, 2004, the Company acquired a twenty-five percent (25%) equity interest in Zhejiang Shaoxing CH Lamps Manufacturing Company, a company organized under the laws of the PRC and now a wholly-owned subsidiary of CH International (“CH Lamps”) from a nominee of Zhao Guosong for a consideration of US$50,000.

On November 11, 2006, the Company acquired the remaining seventy-five percent (75%) equity interest in CH Lighting from Zhao Guosong and his nominee for a total consideration of US$1,500,000.

On November 22, 2006 and November 29, 2006, the Company acquired the remaining seventy-five percent (75%) equity interest in CH Technology from Zhao Guosong and his nominee for a total consideration of US$225,000.

On December 11, 2006, the Company acquired the remaining seventy-five percent (75%) equity interest in CH Lamps from a nominee of Zhao Gaosong for a consideration of US$150,000.

On February 9, 2007, CH Lighting acquired the entire equity interest in CH Lighting (Hong Kong) Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of CH Lighting (“CH Hong Kong”) from Zhao Gaosong and his nominee for a total consideration of HK$10,000 (US$1,282).

On December 26, 2005, the Company made a further capital contribution of US$1,000,000 to CH Lighting for its general working capital which was financed by Zhao Gaosong.

As of March 31, 2008, Zhao Gaosong owed US$986,000 to the Company pursuant to an unsecured, interest-free loan made repayable on demand.

As of March 31, 2008, Gan Caiying owed US$3,896,000 to the Company pursuant to an unsecured, interest-free loan repayable on demand.

As of March 31, 2008, Shangyu Chenhui Childcare Products Company Limited, a company under common control of Zhao Gaosong, owed US$286,000 to the Company pursuant to an unsecured, interest-free loan repayable on demand.

As of March 31, 2008, Shangyu Hecheng Plastic and Metal Products Company Limited, a company under common control of Zhao Gaosong, owed US$640,000 to the Company pursuant to an unsecured, interest-free loan repayable on demand.

As of March 31, 2008, Shangyu Henghui Electronic Products Manufacturing Company Limited, a company under common control of Zhao Gaosong, owed US$5,242,000 to the Company pursuant to an unsecured, interest-bearing (6.8475% commercial rate) loan repayable on demand.

As of March 31, 2008, Zhejiang Chenhui Yingbao Childcare Products Company Limited, a company under common control of Zhao Gaosong (“Yingbao Childcare”), owed US$2,708,000 to the Company pursuant to an unsecured, interest-free loan repayable on demand.

As of March 31, 2008, the Company owed US$3,501,000 to Zhao Gaosong pursuant to an unsecured, interest-free loan repayable on demand.

As of March 31, 2008, the Company owed US$3,501,000 to Zhao Gaosong pursuant to an unsecured, interest-free loan repayable on demand.

As of March 31, 2008, the Company owed US$17,000 to Shaoxing Unbrella Factory, a company under common control of Zhao Gaosong, pursuant to an unsecured, interest-free loan, repayable on demand.

As of March 31, 2008, Yingbao Childcare has provided corporate guarantees to secure against bank long-term interest-bearing loans borrowed by CH Hong Kong. The outstanding loan amount as of March 31, 2008 was approximately US$3,922,000.

Director Independence

The following directors are independent: Yun Hon Man, Han Lijun, Ge Minhai, Lu Guangming and He Wei.

The following directors are not independent: Zhao Guosong and Gan Caiying.

BOARD OF DIRECTORS AND MANAGEMENT PRIOR TO THE EXCHANGE

The Director and Sole Officer of Sino immediately prior to the closing of the Exchange were as follows:

Name	Age	Positions
David Lennox	71	Sole Officer and Director

The above-named director served as the sole Director prior to the closing date of the Exchange, and he will resign as a Director of Sino immediately effective upon the 10th day following the mailing of this Information Statement.

David Lennox. Mr. Lennox currently serves as a Director of the Company. Mr. Lennox has been a commercial contractor and developer in the Houston, Texas, region for over twenty-five (25) years. He is also a private venture capitalist for early stage private and public companies. Mr. Lennox currently serves as a Director of Clovis Group, Inc. (formerly Master Glazier’s Karate International, Inc. having the symbol “KICK.PK”).

During the year ended September 30, 2007, the Board held no meetings; however, the Board acted by means of unanimous written consents in lieu of meetings when required.

Family Relationships

None.

Significant Employees

None.

Compliance with Section 16(a) of the Exchange Act

Mr. David Lennox did not file a Form 3 upon becoming a director/officer and beneficial owner of more than ten percent (10%) of Common Stock, respectively. No Form 4 or Form 5 was filed with respect to the foregoing.

BOARD OF DIRECTORS AND MANAGEMENT AFTER THE EXCHANGE

The following identifies each of the Directors and executive officers of the Company who will serve Sino in their respective capacities following the expiration of the ten (10) day time period following the mailing of this Information Statement. Prior to the execution of the Exchange, none of the persons set forth below served as an officer or director of or held any position with the Company, nor were they known to own any shares of Common Stock.

Name	Age	Position(s)
Zhao Guosong	41	Chairman of the Board, President and Chief Executive Officer
Huang Hsiao-I	44	Chief Financial Officer
Gan Caiying	38	Director (Vice Chairman of the Board)
Han Lijun	46	Director
Ge Minhai	33	Director
He Wei	41	Director
Yun Hon Man	40	Director
Lu Guangming	36	Director

Family Relationships

There are no family relationships by and between or among the members of the Board or other executives, except that Zhao Gaosong and Gan Caiying are husband and wife. None of our Directors or officers are directors or executive officers of any company that files reports with the SEC except as set forth in the Biographies section below.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our Bylaws. Our officers are appointed by the Board and hold office until removed by the Board.

Biographies

With the exception of Zhao Guosong, who was appointed to serve as a Director, President and Chief Executive Officer of Sino on the Closing Date and Huang Hsiao-I, who was appointed to serve as Chief Financial Officer of Sino on the Closing Date, each of the officers and directors set forth below shall be appointed to serve Sino in their respective capacities following the expiration of the ten (10) day time period following the mailing of this Information Statement.

Zhao Guosong. Mr. Zhao has served as a Director (Chairman of the Board), President and Chief Executive Officer of Sino since the Closing Date. Mr. Zhao founded CH International in April 2004 and has served as CH International’s Chairman since July 2006. Mr. Zhao is also a member of the China Society of Lighting Industry and a director of the China Association of Lighting Industry. Mr. Zhao was successively elected as deputy to the People’s Congress of Shangyu and Shaoying for two (2) terms. Mr. Zhao was honored as “Star Entrepreneur” by Shangyu Municipal Government in 2005 and 2006. Mr. Zhao has twenty (20) years of experience in corporate strategy, enterprise management and business analysis. In July 1985, Mr. Zhao graduated from Zhejiang Shangyu Chunhui High School and began to work with Zhejiang Yankon Group Co., Ltd., where he served as Technical Director. In 1993, Mr. Zhao began to work with Hangzhou Hengfeng Lamp Bulb Factory. From 1994 through 1999, he served as Director of both Shaoxing County Electric Lighting Factory and Shangyu Chenhui Fluorescent Lamp Factory. In 1999, Mr. Zhao served as General Manager and Chairman of the Board of CH Lamps. From 2000 to date, Mr. Zhao has served as Chairman of both CH Lighting and CH Hong Kong. Since January 2007, Mr. Zhao has also served as Chairman of CH Technology.

Huang Hsiao-I. Mr. Huang has served as Chief Financial Officer of Sino since the Closing Date. On April 2008, Mr. Huang has served as Chief Financial Officer of CH International. In 1988, Mr. Huang migrated to the United States where he served as a CPA at the firm of David Chen CPA. In 1991, Mr. Huang worked with MP Motor Production Inc. (a subsidiary of Chrysler), serving as Cashier, Accountant and Vice Manager. In 1993, Mr. Huang worked with Bojian (a listed company on the Taiwan Exchange) in Taiwan as Financial Manager and

then assumed the office of Business Manager. In 1996, Mr. Huang worked with Shanghai Jianguo Concrete Co., Ltd. (a listed company on the Taiwan Exchange) and assumed the office of Vice General Manager of Administration Division. In 2000, Mr. Huang served as General Manager’s Special Assistant and Advisor for VMTA through March 2008. Mr. Huang graduated from Taiwan University with a major in accounting.

Gan Caiying. Ms. Gan shall serve as Vice Chairman of the Board effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Ms. Gan is also a Founder and the Vice Chairman of CH International. Ms. Gan is currently the standing Director of Zhejiang Association of Lighting Industry and an Editor with China Light & Lighting. In 1987, Ms. Gan worked with Zhejiang Yankon Group Co., Ltd. As a Supervisor. From 1994 through 1999, Ms. Gan served as Production Director of Shaoxing County Electric Lighting Factory and as Financial Manager of Shangyu Chenhui Fluorescent Lamp Factory. From 1999 through 2000, Ms. Gan served as Vice General Manager, CFO, Sales Director and General Manager of CH Lighting. From 2000 through January 2006, Ms. Gan served as Chief of Production Department, Marketing Director, Financial Director and General Manager of CH Lighting. Since January 2006, Ms. Gan has served as Vice Chairman of CH Lighting, CH Technology and CH Lamps. From June 2004 through May 2005, Ms. Gan received training in VMTA (Ningbo) and earned an EMBA degree. Also, Ms. Gan was awarded the honor of “Excellent Female Entrepreneur” and “Learning-oriented Knowledge Female”.

Han Lijun. Mr. Han shall serve as a Director of Sino effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. From 1996 through June 2006, Mr. Han served as President and Secretary for the Agricultural Bank of China (Shangyu City Branch). From July 2006 through September 2007, Mr. Han served as Branch Vice Governor of the Agricultural Bank of China Shaoxing City. From January 2008 to date, Mr. Han has served as the President of Wolong Holding Limited, a company organized under the laws of the PRC.

Ge Minhai. Mr. Ge shall serve as a Director of Sino effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Since July 1998, Mr. Ge has served (and continues to serve) as the Chairman’s Secretary, Office Chief and Minister of Investment Development of Jinke Holding Co., Ltd., a limited company organized under the laws of the PRC as well as the First and Second Session Director of Zhejiang Jinke Chemical Co., a limited company also organized under the laws of the PRC. From 1994 through 1998, Mr. Ge attended the Zhejiang Institute of Technology earning a degree in mechanical design and manufacturing. From September 2002 through July 2004, Mr. Ge attended the Zhejiang University of Economics and Management. From March 2007 to date, Mr. Ge has attended (and continues to attend) Qinghua University in Beijing with a focus on corporate governance.

He Wei. Mr. He shall serve as a Director of Sino effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Since 1999, Mr. He has served (and continues to serve) as a Director and Deputy General Manager of the Shangyu City Agricultural Resources Company in the PRC. In 1988, Mr. He graduated from the School of Zhejiang Jinhua with a degree in supply and marketing professional accounting. From 1988 through 1989, Mr. He worked in Shangyu City in the PRC as a clerk for Shangyu Tea Limited, limited company organized under the laws of the PRC. From 1989 through 1993, Mr. He served as Manager in Shangyu City for Shangyu Agricultural Materials Limited, a limited company organized under the laws of the PRC. From 1994 – 1999, Mr. He served as a Manager in Shangyu City for the Datong Petrochemical Company. From 1999 to date, Mr. He has served as a Director and Deputy General Manager of Shangyu Agricultural Materials Limited.

Yun Hon Man. Mr. Yun shall serve as a Director of Sino effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Mr. Yun has served and continues to serve as a Corporate Consultant with Smart Pine Investment Limited since September 2007, a consulting firm organized under the laws of the PRC. Prior to that, Mr. Yun served as Corporate Controller of Hi-Tech Wealth Inc. (n/k/a China Mobile Media Technology, Inc.) (OTCBB: CHMO) from January 2007 through August 2007. From January 2003 through December 2006, Mr Yun serves as Corporate Controller of General Components, Inc. (n/k/a China Mobile Media Technology, Inc.) (OTCBB: CHMO). Mr. Yun is a chartered Saccountant having memberships with the institute of chartered accountants in England and Wales. He is also a Fellow Member of the Chartered Association of Certified Accountants. He is a member of the Hong Kong Institute of Certified Public Accountants, the Association of International Accountants, the Society of Registered Financial Planners,

the Institute of Financial Accountants and the Institute of Crisis and Risk Management. Mr. Yun received is MBA at the University of Western Sydney in 2007, his Higher Diploma in Business Studies at the City Polytechnic School of Hong Kong and his Diploma in Accountancy from Morrison Hill Technical Institute in 1988.

Lu Guangming. Mr. Lu shall serve as a Director of Sino effective following the expiration of the ten (10) day time period following the mailing of this Information Statement. Mr. Lu has served as Assistant Chairman and Vice-President of CH International since October 007. From April 1997 through July 2001, Mr. Lu served as Production Manager of CH Lamps. From August 2001 through January 2003, Mr. Lu served as Deputy Chief Technology Officer of CH Lighting, a company organized under the laws of the PRC. From January 2003 through March 2004, Mr. Lu served as General Manager of Shangyu CH Electrical Appliances Co., Ltd., a company organized under the laws of the PRC. From April 2004 through September 2007, Mr. Lu served as Deputy Chief Technology Officer, General Manager and Supply Chain Vice President of CH Lighting. Mr. Lu was educated in VMTA (Ningbo) and earned an EMBA degree in 2005. Mr. Lu graduated from Southwest Science and Technology University of Network Education Economics in 2006.

Legal Proceedings

None of the members of the Board of Directors or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board of Directors or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

Audit Committee and Charter

The Company does not have a separately-designated standing audit committee. Instead, the Board performs the required functions of an audit committee. Currently, Mr. David Lennox and Zhao Guosong are the only members of the Board, and the Board is currently the functional-equivalent of an audit committee. Neither Director meets the independence requirements for an audit committee member. The Board selects the Company’s independent public accountant, establishes procedures for monitoring and submitting information or complaints related to accounting, internal controls or auditing matters, engages outside advisors, and makes decisions related to funding the outside auditory and non-auditory advisors engaged by the Board. The Company has not adopted an audit committee charter, as the current system is deemed by management to be sufficient to meet the Company’s requirements at this time. However, the Company intends to adopt an audit committee charter in the near future.

Audit Committee Financial Expert

Sino has no audit committee financial expert. Prior to the Exchange, management was of the opinion that the cost related to retaining a financial expert was prohibitive and because of Company’s limited operations at that time, management was of the opinion that the services of a financial expert were not warranted. However, in light of the Exchange and the Company’s new operations, the Company intends to name an audit committee financial expert in the near future.

Corporate Governance and Nominating Committee and Charter

The Company does not currently have a Corporate Governance and Nominating Committee, however the Board plans to create such a committee and to adopt a Charter for such committee in the near future.

Compensation Committee and Charter

The Company does not currently have a Compensation Committee, however the Board plans to create such a committee and to adopt a Charter for such committee in the near future.

Code of Ethics

The Company does not currently have a formal Code of Ethics, however the Company plans to adopt such Code of Ethics in the near future.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for services rendered by certain of our former executive officers prior to the Exchange in all capacities during the last three (3) completed fiscal years (ended December 31, 2007, 2006 and 2005) and compensation information for our current officers after the Exchange. The compensation listed below which will be paid to our new officers will be paid by CH International. The following information includes the U.S. dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name And Principal Function (a)	Year (b)	Salary (US$) (c)	Bonus (US$) (d)	Stock Awards (US$) (e)	Option Awards (US$) (f)	Non-Equity Incentive Plan Compensation (US$) (g)	Non-qualified Deferred Compensation Earnings (US$) (h)	All Other Compensation (US$) (i)	Total (US$) (j)
David Lennox, Former Officer(1)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	2,000 -0- -0-	2,000 -0- -0--
Curtis Hunsinger, Former Officer	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Robert Mottern, Former Officer(2)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- 60,000	-0- -0- 60,000
Zhao Guosong President & Chief Executive Officer (3)(4)	2007 2006 2005	14,933 -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	14,933 -0- -0-
HuangHsiao-I, Chief Financial Officer (5)	2007 2006 2005	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

(1)	Mr. Lennox was the Sole Officer and Director of Sino from December 11, 2006 through the Closing Date of the Exchange (July 16, 2008).
(2)	Mr. Mottern became President and sole Director on December 30, 2003. No salary was paid to Mr. Mottern during his term as an officer and director, but he was paid a one-time fee of $60,000 upon his resignation as payment for services rendered.
(3)	Zhao Guosong has served as Sino’s President and Chief Executive Officer since the Closing Date and shall receive US$31,304 for his services as Chief Executive Officer of Sino in 2008.
(4)	These amounts have been paid by CH International, Sino’s wholly-owned subsidiary, for services rendered to CH International and CH Lighting.
(5)	Huang Hsiao-I has served as Sino’s Chief Financial Officer since the Closing Date and shall receive US$22,174 for his services as Chief Financial Officer of Sino in 2008 and $22,174 for his services as Chief Financial Officer of CH International in 2008.

As of September 30, 2007, the Company did not have any “Grants of Plan-Based Awards”, “Outstanding Equity Awards”, “Option Exercises and Stock Vested”, “Pension Benefits”, “Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans”, or “Potential Payments Upon Termination or Change in Control” to report.

Stock Option Grants

None.

Director Compensation

The Company did not provide any compensation to its Director in the fiscal year ending September 30, 2007. The Company may establish certain compensation plans (e.g., options, cash for attending meetings, etc.) with respect to Directors in the future.

Executive and Director Compensation

Mr. David Lennox was the former President, Treasurer, Secretary, Chief Executive Officer, Chief Operations Officer and sole Director of Sino prior to the Closing Date. In connection with his service to Sino, Mr. Lennox was granted 100 shares of Common Stock (after giving effect to the Company’s 1-for-1000 reverse stock split on December 13, 2007), which was issued to him on January 2, 2007 and which constituted 0.002% of the issued and outstanding Common Stock immediately prior to the Closing Date. Pursuant to the Exchange Agreement, Mr. Lennox’s resignation from each of his positions as sole officer of Sino became effective as of the Closing Date and the effectiveness of his resignation from his position as a Director of Sino will become effective following the expiration of the ten (10) day time period following the mailing of this Information Statement.

Employment Agreements

There are currently no employment agreements by and between Sino and its employees or CH International (or CH International’s subsidiaries) and their respective employees.

Benefit Plans

Sino has no stock option, retirement, pension or profit-sharing programs for the benefit of its directors, officers or other employees, however our Board may recommend adoption of one or more such programs in the future.

In accordance with Chinese law, CH International offers a welfare program pursuant to which CH International pays pension, accident, medical, birth, job and house allowance payments for its employees.

LITIGATION

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In our opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on our financial position, results of operations or cash flows. As of the date hereof, there is no pending or outstanding material litigation with Sino or with the Group except as set forth below.

On January 12, 2008, a dispute arouse from performance of two (2) sales contracts entered into by and between CH Technology and Shenzhen Saiyue Industrial Co., Ltd. (“Saiyue”) whereby Saiyue was required to refund an advance payment of RMB141,049.80 (US$20,150) to CH Technology and to bear the legal costs in connection therewith. Such case is now pending before the Shenzhen Futian District Court in the PRC.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sino’s Bylaws provide that it will indemnify and hold harmless, among other persons, any officer or director of Sino who was, is, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason that such person was a director or officer of Sino, against the obligation to pay any judgment, penalty, settlement, fine or reasonable expenses actually and reasonably incurred by such officer or director in connection with such proceeding, if such officer or director had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions in the Company’s Certificate of Incorporation and Bylaws, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the SEC and is available electronically on EDGAR at http://www.sec.gov.

On the tenth (10th) day following the mailing of this Information Statement to the Company’s stockholders, Gan Caiying, Yun Hon Man, Han Lijun, Ge Minhai, He Wei and Lu Guangming will serve as directors of the Company, and along with Zhao Guosong, who at such time was already a member of the Board, will constitute the entire Board. On the tenth (10) day following the mailing of this Information Statement to the Company’s stockholders,Mr. David Lennox will resign as a Director of the Company. At such time, the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors

July 16, 2008

/s/ Zhao Guosong

Zhao Guosong
President & Chief Executive Officer